Enough is Enough! How to Get Your Financial House in Order

Steve Benjamin, CEBS, CRPC
Sit Mutual Funds
612-359-2554
spb@sitinvest.com
www.sitfunds.com

January 24 & 25, 2007

The Courage to Be Rich
by Suze Orman

- It all begins in the mind
- Think about how you value money
- Tell yourself the truth
- Remember that words create vision
  - *I'll never get out of debt.*
  - *I just can't save any money.*
  - *I just can't seem to get organized.*

#1 DAY-TO-DAY

- One “Master Pile”
  - Paper goes here before you get to…
- Filing
  - Manila files, accordion files, 3-ring binders, pocket folders, shoe boxes
- Storing
  - File cabinet, in a closet, under your bed

Software

BILL PAYING / BUDGETING / INVESTING

- Identify your income and outgo
  - www.quicken.com
  - www.microsoft.com/money
  - www.mvelopes.com
  - www.personalbudgeting.com
  - Spiral notebook

#2 SHORT-TERM ASSETS

- Purpose: To have money for emergencies (e.g. your car dies, you lose your job, your furnace breaks down)
- 3 - 6 months of living expenses
- Typically, a savings account or money market account is used
- Often neglected…because of easy credit

Remember…

- Don’t be too concerned with your rate of return because…
- Your goal is to have money available on a moment’s notice
- My friend Mike

#3A MEDIUM-TERM ASSETS

- Purpose: To have money for college, cabin, a special vacation, etc.
- For college savings:
  - Coverdell Education Savings Account or 529
  - www.savingforcollege.com
- Typically, mutual funds are used
- Often neglected…because of easy credit

#3B LONG-TERM ASSETS

- <u>Purpose</u>: To have money for retirement
- Ask yourself: What do you want to do in retirement? Travel? To Europe … or Iowa?
- What will your health be like?
- At work, invest in your 401(k), 403(b) or 457 plan
- Outside work, invest in a Traditional or Roth IRA
- Typically, mutual funds are used
- Often neglected…

Company Retirement Plans

- 401(k), 403(b), 457 Plans
- In 2007, limit is $15,500 ($20,500 if you're 50+)
- Saving pre-tax:
  - Reduces your taxable income (thus, tax you owe today)
  - Postpone paying taxes until you withdraw money
- Save after-tax (Roth):
  - Does not reduce your taxable income
  - Potential to not pay taxes (if account open 5 years and you're 59½+)

Individual Retirement Plans

- Traditional IRA
  - a tax deduction may be allowed
  - contributions grow tax-deferred
  - you cannot contribute beyond age 70½
  - you must begin taking annual distributions at 70½
- Roth IRA
  - a tax deduction is not allowed
  - contributions grow tax-free
  - you can contribute beyond age 70½
  - you are not required to take annual distributions at 70½

- NOTE: You must have "earned income" to contribute to an IRA

IRA Contribution Limits

- Contribute up to $4,000 in 2006 and 2007
  - $5,000 if 50+
  - A 2006 contribution must be made by 4/16/07
- You can't contribute to a Roth IRA if you're a:
  - Single filer who makes $110,000+
  - Joint filer who makes $160,000+

PLEASE NOTE!

The information in this packet is provided for informational purposes only.

This information is subject to change at any time without notice.

Before making investment decisions, consult your tax adviser and/or financial planner.

Better Start Saving…

- 43 years ago:
  - $3,495 for a new car
  - $1,520 for Harvard tuition
  - $115 to rent an apartment
  - $1.25 to see a movie
  - 30 cents gallon for gas
  - 21 cents for a loaf of bread
  - 5 cents for a stamp

…and Be Careful When Investing

- If your account was $100,000 and fell to $50,000, it lost 50% of its value.
- You will need a 100% return to get back to $100,000 again.

- Owning 1 stock is more risky than owning 30 stocks.
- That's part of the reason mutual funds have become popular.

Not Very Exciting

- Don’t invest for retirement to become rich
- Invest so you don’t have to retire poor
- Don’t put all of your eggs in one basket

REPEAT:

- Don’t put all of your eggs in one basket

Asset Allocation Comes First

- Determine what percent of your money you want invested where
  - How much exposure do I want to stocks?
  - How much exposure do I want to bonds?
- Then determine how to diversify within these categories

Diversification Comes Second – Stocks

- Investment Style
  - Growth, Value
  - Growth stocks tend to be a little riskier than value stocks
- Capitalization (i.e. # of shares x price)
  - Large, Mid, Small
- U.S. or Foreign
- Market Sectors
  - Energy, Retail, Technology, Financial

Diversification Comes Second – Bonds

- Government or Corporate
- U.S. or Foreign
- Length (until maturity)
  - Short, Intermediate, Long
- Quality
  - High, Medium, Low
- Duration

Duration

- "Duration" is a measure of the price sensitivity of a bond fund (or bond) to a 1% change in interest rates
- If a bond fund's duration is 3 years, then the price of the bond fund (or bond) will move approximately 3% - *inversely* - for a 1% change in interest rates
- Low duration = low risk
- High duration = high risk

Morningstar, Inc.

- www.morningstar.com
- Located in Chicago
- Provides free information on mutual funds
- Created “style boxes” and “star rankings”

Stock Fund Style Box

Value	Blend	Growth	
			Large
			Mid
			Small

Bond Fund Style Box

Short-term	Intermediate-term	Long-term	
			High Quality
			Medium Quality
			Low Quality

People I've Met…

- My roommate Peter
- My coworker Jeff
- My boss Barb

Rebalancing Comes Third

- 50% in Stock Fund - $5,000
- 50% in Bond Fund - $5,000

- After a year or two:
  - Stock Fund is worth $8,000
  - Bond Fund is worth $6,000
- Move $1,000 from Stock Fund to Bond Fund
- $7,000 in each fund -- you're back to 50/50

#4 LIABILITIES

- Purpose: None
- Excluding your rent/mortgage, liabilities should not be more than 15% of your take home pay
- Borrow wisely
- Needs are few, wants are many
- Debts can pile up fast

"Borrowing" Time and Money

From the March 8, 2005 Wall Street Journal

Consumer credit outstanding rose about $11.5 billion in January to a record $2.12 trillion. That follows an $8.7 billion increase in December to $2.11 trillion.

The January increase was **more than double** what Wall Street expected…

Credit Card Example

- $3,000 bill at 14% interest
- Make the minimum payment of 2% ($60)
- You’ll pay it off in October 2023
- Interest = $3,151

Strategies

- Get a handle on your liabilities by:
  - making a budget and sticking to it
  - making a plan to get out of debt
  - consolidating credit card balances onto 1 card with a competitive interest rate
  - making an extra principal payment on your mortgage each year to pay off a 30 year mortgage about 7 years early

Debt Reduction Planner

- This weblink may help you develop a plan to get out of debt:

http://cgi.money.cnn.com/tools/debtplanner/debtplanner.jsp

#5 INSURANCE

- Purpose: To transfer an insurable risk by paying a fee to protect an asset
- Insurance needs change as you age
- Often neglected…for a variety of reasons
- Read your insurance policies, ask questions
- Review costs at
  - www.insure.com
  - www.quickquote.com
  - www.netquote.com

Life Insurance

- Insurable risk: your life
- Purpose: so your loved ones have cash available (to survive!) upon your death
- Who needs life insurance more?
  - The bread winner of a family of 5
  - A bachelor who just graduated from college

Ask

- Who is the life insurance for?
- Why is it needed on this person?
- How much would be needed if the death occurred?

Helpful Hints

- Term insurance is usually cheapest
- Many employers provide life insurance for their employees (see your Summary Plan Description) but you may need more coverage
- May want to buy as much as you can through work

Goals

- A study was done in 1953 on that year's graduating class at Yale University. Three questions were asked of each graduate:
  - Have you set goals?
  - Have you written them down?
  - Do you have a plan to accomplish them?
- 3% of the class answered yes to all of them

Disability Insurance

- Insurable risk: your health
- Purpose: to continue to receive an income since you won't be able to work
- A 35 year-old is 6 times more likely to become disabled than die before reaching age 65

Helpful Hints

- Usually available through your employer
  - Often for 60-70% of your salary
- Consider buying as much as you can through your employer
- See your Summary Plan Description

Medical Insurance

- Insurable risk: your health
- Usually available through your employer
  - Most employers pay a majority of the premiums
- See your Summary Plan Description so you know what is and is not covered by your plan

Helpful Hints

If you've retired and your employer is providing coverage for you, remember that they have the right to cancel or reduce your medical coverage in the future.

#6 TAX & ESTATE PLANNING

- Purpose: To preserve and distribute your wealth in a manner of your choosing

"Anyone may arrange his affairs so that his taxes shall be as low as possible; he is not bound to choose that pattern which best pays the Treasury. There is not even a patriotic duty to do so."

U.S. Federal Court Judge Learned Hand (1934)

Your Loved Ones Will Thank You

- Get a will
  - Don't you want to pass on more of your assets to your loved ones?
- Get a living will and a power of attorney
  - Also known as a Health Care Directive
- Own your assets in the most tax efficient way
  - Individual or joint, in trust, etc.
- Get the right beneficiaries listed on your accounts

The Laws of Money, The Lessons of Life by Suze Orman (2003)

- Money has no power of its own
- Those who do well in good times and bad times manage their money from a position of power rather than acting out of:
  - Hope
  - Anger
  - Regret
  - Fear
  - Or even worse, not acting at all

In 2007,

- Set some goals
- Write them down
- Make them SMART

…

- Thoroughly review everything once a year
- Read a couple of investment books each year
- Live in the present but plan for the future

Resources

- *Organizing from the Inside Out*
  - by Julie Morgenstern
- *Checklists for Life*
  - by Kirsten M. Lagatree
- *The Laws of Money, The Lessons of Life*
  - by Suze Orman
- *The Truth About Money*
  - by Ric Edelman

- www.pueblo.gsa.gov (Citizen Info Center)

20 Years Later

- The study was continued in 1973
- Compared to their classmates, the 3% who had answered yes to all 3 questions were:
  - more happily married
  - more successful
  - in better health

  And…
  - 97% of the class's net worth belonged to the 3%

False Confidence?

73% of Americans are "very" or "somewhat" confident that they will have enough money to live comfortably in retirement.

Yet only 42% of Americans have tried to calculate how much money they will need in retirement.

Source: Employee Benefit Research Institute Retirement Confidence Survey 2004

Goals Must Be SMART

- **S**pecific – Be as specific as you can be
- **M**easurable – You must be able to track your progress
- **A**ttainable and
- **R**ealistic – A goal that is <u>un</u>attainable and <u>un</u>realistic is <u>un</u>motivating
- **T**ime-sensitive – Don't procrastinate

6 Categories

- Most financial matters fall into 6 categories:
  - Day-to-Day
  - Short-Term
  - Medium & Long-Term
  - Liabilities
  - Insurance
  - Tax & Estate Planning

6 Categories

Day-to-Day	Short-Term	Medium & Long-Term
Liabilities	Insurance	Tax & Estate Planning